[Letterhead of PacWest Bancorp]

December 2, 2013

Via EDGAR

Kathryn McHale
Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                 PacWest Bancorp
Amendment No. 2 to Registration Statement on Form S-4
Filed November 20, 2013
File No. 333-191130

Dear Ms. McHale:

PacWest Bancorp (the “Company”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 12:00 p.m. Eastern time on Wednesday, December 4, 2013, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603 with any questions you may have concerning this request.  In addition, please notify Mr. Brown when this request for acceleration has been granted.

PACWEST BANCORP

By	/s/ Jared M. Wolff
Jared M. Wolff
Executive Vice President and
General Counsel

cc:                                Patrick S. Brown
                                                (Sullivan & Cromwell LLP)